Mail Stop 3561

March 29, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Oscar Munoz
Executive Vice President and Chief Financial Officer
500 Water Street, 15th Floor
Jacksonville, Florida 32202

> **Re:** **CSX Corporation**
> **Form 10-K for the year ended December 29, 2006**
> **Filed February 15, 2007**
> **File No. 001-08022**

Dear Mr. Munoz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief